NO ACT

NO
1-7-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010604

February 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: NiSource Inc.
Incoming letter dated January 7, 2010

Dear Mr. Chevedden:

This is in response to your letters dated January 7, 2010, January 8, 2010 and February 18, 2010 concerning the shareholder proposal submitted to NiSource by Ray T. Chevedden. We also have received a letter from NiSource dated January 7, 2010. On January 6, 2010, we issued our response expressing our informal view that NiSource could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Ray T. Chevedden's Rule 14a-8 Proposal
NiSource Inc. (NI)
Special Meeting Topic

Ladies and Gentlemen:

This further responds regarding the December 10, 2009 no action request, supplemented January 7, 2010 in which the company easily obtained concurrence in *NiSource Inc.* (January 6, 2010) by scheduling an unnecessary kangaroo-vote on the special meeting topic. This kangaroo-vote is totally unnecessary because the directors can simply change the bylaws to implement this proposal.

And conducting an unnecessary vote to adopt a stripped version of this 10%-threshold proposal will deceive shareholders because, when shareholders are given the opportunity to vote, they naturally expect that this enhances their rights as shareholders. But shareholders will not know that their voting unnecessarily on a 25%-threshold is costing them the right to vote on a 10%-threshold. Shareholder have a right to know that their unnecessary vote on a 25%-threshold is a kangaroo-vote to deprive them of the opportunity to vote on a 10%-threshold.

Therefore shareholders have a right to have disclosed in the proxy that their unnecessary vote on a 25%-threshold is costing them the right to vote on a 10%-threshold.

Sincerely,



John Chevedden

cc:
Robert E. Smith <robertsmith@nisource.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Ray T. Chevedden's Rule 14a-8 Proposal
NiSource Inc. (NI)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 10, 2009 no action request, supplemented January 7, 2010.

It appears that according to the precedents of *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998), and *Genzyme* (March 20, 2007), that NiSource would need to claim that it took action on the special meeting topic prior to the submittal of the 2009 proposal on this same topic, in other words in 2008. There is no evidence NiSource had any concept of adopting a shareholder right to call a special meeting until it was first submitted as a rule 14a-8 proposal in November 2008. NiSource has been on the defensive ever since this proposal topic was submitted in November 2008.

The exemption the company is seeking appears to apply only to companies that are proactive rather than reactive in regard to rule 14a-8 proposal topics.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Robert E. Smith <robertsmith@nisource.com>



801 East 86th Avenue
Merrillville, IN 46410

Robert E. Smith
Vice President, Deputy General Counsel
and Assistant Secretary
219-647-6244
219-647-6247 (Facsimile)
robertsmith@nisource.com

January 7, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Ray T. Chevedden*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Reference is made to our no-action request letter dated December 10, 2009 concerning the shareholder proposal (the "Proposal") submitted to NiSource Inc. ("NiSource" or the "Company") by Ray T. Chevedden, who has appointed John Chevedden to act on his behalf. This letter is in response to the letter dated December 30, 2009 from John Chevedden to the Division of Corporation Finance.

As discussed in our December 10 letter, the Proposal would ask the NiSource Board to amend our by-laws and other governing documents to give holders of 10% of the outstanding NiSource common stock the power to call a special shareholder meeting. However, NiSource already intends to submit a proposal at the 2010 Annual Meeting asking its shareholders to approve an amendment to the Company's by-laws to allow the holders of 25% of NiSource's outstanding shares to call a special meeting of shareholders (the "Amendment"). Accordingly, NiSource intends to exclude the Proposal pursuant to Rule 14a-8(i)(9), because it directly conflicts with the Amendment.

Mr. Chevedden's Arguments

In his December 30 letter, Mr. Chevedden makes two arguments. First, he suggests that the NiSource Board decided to propose the Amendment only after having received the Proposal. Second, he argues that a proposal to allow the holders of 25% of the stock to call a special meeting does not conflict with a proposal allowing that same right to be exercised by the holders of only 10% of the stock. Both arguments fail.

NiSource's Response

Mr. Chevedden filed virtually the same shareholder proposal with respect to NiSource's 2009 Annual Meeting. NiSource included the proposal in its proxy statement, and the proposal received a majority of the votes cast at the meeting held on May 15, 2009. That same day, NiSource issued a press release in which it stated that "NiSource's Board of Directors will take the results of the vote under advisement." This is not a topic that the Board ignored until it received the Proposal in November.

In fact, as indicated in the May 15, 1009 press release, in the time since the 2009 Annual Meeting, the Board's Corporate Governance Committee (which consists of all directors except the CEO) has discussed its view on the best way to address the issue of giving the shareholders the right to call a special meeting. At its meeting on October 27, 2009, it determined that the appropriate level of share ownership that should be required to exercise this right is 25%, and agreed to propose the Amendment for adoption at the 2010 Annual Meeting. The shareholder proposal adopted at the 2009 Annual Meeting was nonbinding, and the Corporate Governance Committee, aware of that proposal but exercising its best judgment, determined that the shareholders should have the right to call a special meeting but that, to do so, they must hold a greater percentage of the stock than the shareholder vote recommended. As such, Mr. Chevedden's first argument is factually incorrect and must fail.

Mr. Chevedden's second argument – that the Proposal and the Amendment are not in conflict – is contrary to all precedent. In addition to the no-action letters cited in our earlier letter, we note a December 18, 2009 letter to Baker Hughes Incorporated, in which the Division agreed that a proposal (strikingly similar to the Proposal) asking to amend the bylaws to give the holders of 10% of Baker Hughes stock the power to call a special meeting would conflict with a proposal seeking approval of a charter amendment to permit holders of 25% of Baker Hughes stock to call a special shareholder meeting and could be excluded from the Baker Hughes proxy statement.

Mr. Chevedden states that the Proposal and the Amendment are not in conflict – they "merely recommend a different course on the same topic." His description is the classic definition of a conflict. Moreover, as noted above, the NiSource shareholders already voted on the Proposal at the 2009 Annual Meeting. Now it is time to let them vote on the Board's proposal, as embodied in the Amendment. Including both proposals would be a direct conflict and would create confusion in the Company's proxy statement.

Conclusion

For the foregoing reasons, and those set forth in our earlier letter, NiSource respectfully requests that the Division confirm that it will not recommend enforcement action against NiSource if it excludes the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(9). Thank you for your consideration.

Very truly yours,



Robert E. Smith

cc: John Chevedden
Ray Chevedden
Carrie J. Hightman

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Ray T. Chevedden's Rule 14a-8 Proposal
NiSource Inc. (NI)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 10, 2009 no action request, supplemented January 7, 2010.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998), and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal.

With evidence absent at this late date, the company now claims that it said months ago that the Board would take the results of the 2009 vote under advisement – a statement open to multiple interpretations – such as let's figure a way to dodge this vote.

With evidence absent at this late date, the company now claims that the Board agreed in October to propose an amendment for adoption. However, there is absolutely no evidence of such a convenient agreement.

The company December 10, 2009 letter seems to indicate that the Board had *not* taken any action. It said that the company "intends" to submit a proposal for a shareholder vote at its 2010 annual meeting – omitting any details of any steps already purportedly accomplished, which would have strengthened its no action request argument to begin with. The company offers no explanation for its belated claim that it understated its purported preparation for its 2010 proxy. Other companies, which are more forthcoming in details, submit December no action requests stating that the board has not yet acted but plans to act in February – still with enough lead-time time for proxy publication.

It would seem that if the Board had acted in October, then the company would have informed the proponent to convince him not to submit his proposal in the first place or to convince him to withdraw his proposal before submitting a no action request. It is out of character for companies to act in response to a shareholder proposal so far in advance of the proxy publishing deadline especially when they have no plans to inform the proponent.

The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

If the company succeeds in excluding this rule 14a-8 proposal the company will be denied for at least a year any shareholder voting input on whether their 25%-threshold proposals satisfies shareholders who gave 64%-support for a 10%-threshold proposal.

The company has no response to the precedents of *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998), and *Genzyme* (March 20, 2007).

Although the company cites no-action decisions, such as Baker Hughes, in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Robert E. Smith <robertsmith@nisource.com>

Cypress Semiconductor Corp.
WSB No.: 031698021
Public Availability Date: Wednesday, March 11, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
A shareholder proposal, which requests that this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members, may not be omitted from the companyÆs proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7).

Cypress Semiconductor Corp. (Recon.)
WSB No.: 060898001
Public Availability Date: Friday, April 3, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
The Commission has determined not to review the staff's position set forth in Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998), in which the staff stated that a shareholder proposal which requests this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members may not be omitted from the company's proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7). Letters/Releases cited in SEC response: Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998)

Genzyme Corp.
WSB No.: 0326200702
Public Availability Date: Tuesday, March 20, 2007
Act Section Rule
1934 14(a) 14a-8
Abstract:
...A shareholder proposal, which urges this company's board to seek shareholder approval for future golden parachute plans that exceed 2.99 times the sum of an executive's base salary plus bonus, may not be omitted under rule 14a-8(i)(9). The staff notes the company's representation that it decided to submit the company proposal on the same subject matter to shareholders in response to receipt of this proposal.

[NI: Rule 14a-8 Proposal, November 9, 2009, December 4, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

We gave 64%-support to the 2009 shareholder proposal on this topic. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" in executive pay. The annual incentive awards' "trigger financial goal" was lowered from $1.35 net operating earnings per share to $1.25. A reward for diminishing performance was not in the best interests of shareholders according to The Corporate Library. Our executive pay committee awarded restricted shares to our CEO Robert Skaggs because he had not received any annual incentive award since 2006.

Steven Beering had 23-years tenure (independence concern) and chaired our combination committee for nominations and executive pay. Ian Rolland (our Board Chairman) had 31-years tenure (independence concern) and was by far the most senior member of our audit committee. Six of our directors served on no other boards. This could indicate a significant lack of current transferable director experience. Richard Thompson, on our Audit Committee, continued to serve on the D-rated boards of Lennox International (LII) and Gardner Denver (GDI).

We also had no shareholder right to vote on executive pay, act by written consent, a lead director or cumulative voting. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]